Exhibit 99.1

Almonty Commences Processing Operations at Sangdong Mine, Marking Transition to Saleable Tungsten Concentrate Production

Milestone Advances Sangdong Mine from Development Phase into Active, Revenue-Generating Operations; Initial Plant Feed Drawn from an Approximate 139,700-Tonne Run-of-Mine Ore Stockpile

Dillon, MT – July 1, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced the commencement of processing plant throughput operations at its Sangdong Mine in Gangwon Province, South Korea. During June 2026, the Company began feeding stockpiled run-of-mine ore through its newly commissioned processing plant to produce saleable tungsten concentrate — a pivotal milestone marking Sangdong’s transition from mine development into active, revenue-generating operations.

Almonty exited the first quarter of 2026 with approximately 120,000 tonnes of ore stockpiled at an average grade of 0.24% tungsten trioxide (“WO₃”). During the second quarter of 2026, the Company mined an additional approximately 19,700 tonnes of development ore at an average grade of 0.35% WO₃, while advancing 214.6 meters of underground development, primarily along the Main Vein. Together, this brings total stockpiled ore to approximately 139,700 tonnes at a blended grade of approximately 0.25% WO₃ ahead of the plant’s commissioning. We are utilizing lower-grade throughput during the initial ramp-up phase and anticipate higher grades as the process advances, with Sangdong’s low-grade ore approximately three times higher than that of our Panasqueira mine in Portugal.

With throughput now underway, stockpiled ore is being introduced during the initial commissioning phase to optimize ore blending and maintain the consistent feed quality the plant requires as the operation ramps up. The Sangdong Mine processing plant is designed to upgrade run-of-mine ore into a high-purity tungsten concentrate.

At prevailing tungsten prices, the contained tungsten in the current stockpile represents approximately 2.6 months of Phase I throughput feed with an illustrative gross in-process value of approximately US$68 million.

Management Commentary

Lewis Black, Chairman, President and Chief Executive Officer of Almonty, commented: “We are pleased that our Sangdong processing plant is now up and running, with throughput finally underway in what is a highly beneficial tungsten pricing environment. This is the moment our team has worked toward for years; the transition from building and commissioning a mine to actually processing ore into saleable tungsten concentrate. After decades in which the West allowed its tungsten supply chain to atrophy, the Sangdong Mine is once again producing one of the most strategically critical metals on earth.”

“With a substantial and growing stockpile already in place – with an illustrative gross in-process value of approximately US$68 million – and the plant now ramping, we are positioned to convert ore into revenue at a time when tungsten prices have reached historic highs and Western governments are moving decisively to secure non-China supply. Combined with our planned downstream tungsten oxide plant and the long-term offtake we have secured, this milestone brings us a major step closer to realizing the fully integrated tungsten value chain that we believe will define Almonty’s role as the premier Western tungsten producer for many years to come.”

About Almonty Industries Inc.

Almonty (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply a significant portion of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law, and persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “strategy”, “opportunities”, “anticipated”, “potential”, “outlook”, “target”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning timing and production at the Sangdong Mine, revenue generated from the Sangdong Mine and APT pricing as well as the Company’s growth strategy including the continued ramp-up of its Sangdong Mine. Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, timing and production at the Sangdong Mine, revenue generated from the Sangdong Mine and APT pricing as well as the Company’s growth strategy including the continued ramp-up of its Sangdong Mine and the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026. Although Almonty has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us